

March 21, 2011

William A. Sanger
Chief Executive Officer
Emergency Medical Services Corporation
6200 S. Syracuse Way
Suite 200
Greenwood Village, CO
80111

> **Re:** **Emergency Medical Services Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 1, 2011**
> **File No. 001-32701**

Dear Mr. Sanger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Merger, page 19

Background of the Merger, page 19

1. Please disclose how the board selected potential purchasers contacted on November 15, 2010, as discussed in the first full paragraph on page 20.

2. Please discuss why the board chose to invite CD&R, as stated in the third full paragraph on page 20.

3. Please refer to the last paragraph on page 20. Please revise to explain why you believed it was appropriate for the special committee to contain a director of the control shareholder.

4. We note in the last paragraph on page 20 that "[m]embers of the full board, other than Mr. Sanger, were invited to participate in most of the meetings of the special committee." Please revise the background discussion to indicate which board members were in attendance at each material meeting of the special committee. Additionally please disclose the rationale for permitting other board members to attend these meetings.

5. Please revise to discuss why the board chose to form the special committee on December 10, 2010.

Purpose and Reasons for the Merger; Recommendation of Our Board of Directors, page 23

6. Please send us a copy of the board book and any other materials prepared by Goldman, Sachs & Co. in connection with the fairness opinion.

7. We note the third bullet on page 25 which states that "the possibility that it could take a considerable period of time before the trading price of shares of our Class A commons stock would sustain at least the merger consideration of $64.00 per share…". To give perspective to this statement, please add parenthetically the trading price as of Feb. 11, 2011. Also disclose, if true, that equities research analysts had issued price target ranging as high as $76.00 per share.

8. Please revise this section to disclose what import the current financial situation of the company had in the decision to sell and the price the board chose to accept in enough detail so that shareholders can understand why the board believes this transaction is fair and in the best interests of the unaffiliated shareholders.

Engagement of Merrill Lynch, Pierce, Fenner & Smith Incorporated, page 32

9. Please disclose the "portion of the debt financing for the merger" that BofA Merrill Lynch and certain of its affiliates will provide.

Litigation Related to the Merger, page 36

10. Please revise to discuss the reasons why the complainants believe that the transactions contemplated by the Merger Agreement were financially unfair to the company and its public stockholders.

William A. Sanger
Emergency Medical Services Corporation
March 21, 2011
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 if you have questions regarding these comments.

Sincerely,

Max A. Webb
Assistant Director

cc: Lynn Fisher, Esq.
        Fax: (212) 836-6685